Exhibit 4.2

BP p.l.c.

RULES OF THE REINVENT BP PLAN (B)

Adoption:	9 February 2021

Expiry:	15 April 2025

Approved by:	Date:

Bernard Looney, Chief Executive Officer, BP p.l.c.

Linklaters

One Silk Street

Telephone (44-20) 7456 2000

Facsimile (44-20) 7456 2222

Ref 01/140

Table of Contents

Contents		Page

1	Definitions	1

2	Operation of the Plan	2

3	Awards	3

4	Vesting and Release of Awards	4

5	Malus and clawback	6

6	Career Breaks	8

7	Leaving the Group before the end of the Restricted Period	8

8	Variations in share capital, demergers and special distributions	10

9	Takeovers and restructurings	10

10	Exchange of Awards	11

11	Terms of employment	12

12	General	13

13	Changing the Plan and termination	15

14	Governing law and jurisdiction	16

Schedule 1 US Schedule		17

Schedule 2 Restricted Cash Units		21

i

Rules of the Reinvent bp Plan (B)

1	Definitions

In these rules:

“Acquiring Company” means a person who obtains Control of the Company;

“ADS” means an American depositary share representing ordinary shares of the Company;

“Award” means an award of Restricted Share Units or an Option;

“Career Break” means an extended period of unpaid leave from normal work, without ceasing to be an employee or director of any Member of the Group, with the agreement of the Company and which is designated by the Plan Administrator as a Career Break for the purposes of these rules;

“Company” means BP p.l.c.;

“Control” has the meaning given to it by section 995 of the Income Tax Act 2007;

“Dealing Restrictions” means restrictions on dealing imposed by statute, order, regulation, directive or by any policy adopted by the Company whether pursuant to regulatory requirements or otherwise, as varied from time to time;

“Designated Corporate Officer” means the Group Chief Executive or other appropriate Corporate Officer or such duly authorised person authorised under BP’s System of Internal Control and associated delegations;

“Final Exercise Date” means the day before the tenth anniversary of the Grant Date of an Option or such earlier date determined by the Designated Corporate Officer on or before the Grant Date;

“Grant Date” means the date which the Plan Administrator sets for the grant of an Award;

“London Stock Exchange” means London Stock Exchange plc;

“Member of the Group” means:

(i)	the Company; and

(ii)	its Subsidiaries from time to time; and

(iii)	any other company which is associated with the Company and is so designated by the Designated Corporate Officer;

and “Group” shall be construed accordingly;

“New York Stock Exchange” means New York Stock Exchange LLC;

“Option” means a conditional right to acquire Shares by the exercise of that right;

“Option Price” means the amount, if any, payable for each Share on the exercise of an Option;

“Participant” means a person who is participating in the Plan or his personal representative(s);

“Plan” means these rules known as “The Reinvent bp Plan (B)” as changed from time to time;

“Plan Administrator” means the person or persons appointed by the Designated Corporate Officer as the plan administrator for the purposes of this Plan;

“Regulatory Information Service” means a service that is approved by the Financial Conduct Authority as meeting the Primary Information Provider Criteria and is on the list of the Regulatory Information Services maintained by the Financial Conduct Authority;

“Release” means the conversion of Restricted Share Units into, or the settlement of Options with, Shares and the transfer of those Shares and “Released” shall be construed accordingly;

“Restricted Period” means the period notified to the Participant under rule 3.1, which will be determined by the Designated Corporate Officer at the time of grant;

“Restricted Share Unit” means a conditional entitlement to receive Shares for free;

“Shares” means fully paid ordinary shares in the capital of the Company or where the context requires ADSs (see rule 4.5);

“Subsidiary” means a company which is a subsidiary of the Company within the meaning of Section 1159 of the Companies Act 2006;

“Vesting” means the satisfaction of conditions such that:

(a)	in the case of Restricted Share Units, a Participant has an unconditional right to have his Restricted Share Units Released; and

(b)	in the case of Options, the Option becomes exercisable, and

in either case, subject to any malus or clawback under rule 5 and “Vest” or “Vested” shall be construed accordingly; and

“Vesting Date” is the date on which an Award Vests.

2	Operation of the Plan

2.1	Eligibility

Awards may be granted to employees of the Members of the Group (as this definition is modified as set out below) selected by the Designated Corporate Officer who are employed on a date determined by the Designated Corporate Officer. However, participation may not be extended to an employee who on the Grant Date is either:

2.1.1	a director of the Company; or

2.1.2	an employee whose employment has been terminated, whether or not such termination is lawful unless the Designated Corporate Officer considers that special circumstances exist.

For the purpose of this rule 2.1, the reference to “Subsidiaries” in the definition of “Member of the Group” shall mean companies which are Subsidiaries wholly owned by the Company, and “Members of the Group” continues to include any other company which is associated with the Company and is so designated by the Designated Corporate Officer.

2.2	Grant

Where	an Award is granted in accordance with rule 2.1, the Company will determine:

2.2.1	the number of Shares subject to the Award;

2.2.2	the Restricted Period;

2.2.3	whether the Award will be an Award of Restricted Share Units, an Option, or a combination;

2.2.4	the Option Price (if relevant) which may be nil; and

2.2.5	for an Option, the Final Exercise Date.

Awards and their terms must be approved in advance by the Designated Corporate Officer.

2.3	Timing of operation

Awards may be granted at any time as determined by the Designated Corporate Officer, subject to Dealing Restrictions.

No Awards may be granted after 15 April 2025 or such earlier date as the Designated Corporate Officer may specify.

2.4	No payment

A Participant is not required to pay for the grant of an Award.

2.5	Disclaimer of Awards

Any Participant may disclaim all or part of an Award within 80 days after the Grant Date by notice in writing to any person nominated by the Company. If this happens, the Award will be deemed never to have been granted under the Plan. A Participant is not required to pay for the disclaimer.

3	Awards

3.1	Terms of Grant

Awards are subject to the rules of the Plan and/or such other terms as may be determined on or before the Grant Date by the Designated Corporate Officer. The terms of the grant of an Award, as determined by the Company and approved by the Designated Corporate Officer, must include the number of Shares comprised in the Award, the Restricted Period and, in the case of Options, the Option Price (which may be nil) and the Final Exercise Date.

3.2	Documentation of Restricted Share Units and Options

The Company may notify a Participant of the terms of his grant of Restricted Share Units and/or Options in such manner as it decides.

3.3	Rights

A Participant will have no rights of a shareholder (e.g. voting or dividends) in respect of Restricted Share Units or Options.

3.4	Restriction on disposal of interest and hedging

A Participant must not sell, transfer, assign, hedge, charge or otherwise dispose of any Restricted Share Units or Options or any interest in them and must not enter into any transaction which transfers the risk of price movements with regard to the Shares subject to an Award. If he does, then the Designated Corporate Officer may determine that the Award will lapse. This will not apply to any disposal permitted under rule 4.6 or the transfer of Shares on a Participant’s death to his personal representatives.

4	Vesting and Release of Awards

4.1	Time of Vesting

Subject to rules 5 to 7 and rule 9, Awards will Vest at the end of the Restricted Period.

4.2	Consequences

4.2.1	Restricted Share Units

Subject to rule 5, to the extent that Restricted Share Units Vest under any of rule 4, 7 or 9, the Company will procure the Release of Awards to the Participant (or as the Participant may direct) as soon as practicable after the Vesting Date. Where Shares are transferred to a Participant, the Participant will be entitled to all rights attaching to the Shares by reference to a record date on or after the transfer date. The Participant will not be entitled to rights before that date.

4.2.2	Options

Subject to rule 5, to the extent that Options Vest under any of rule 4, 7 or 9:

(i)

an Option can be exercised by the Participant giving notice in the prescribed form to the Company or any person nominated by the Company and comply with such arrangements as the Designated Corporate Officer may determine for the payment of the Option Price (if any) including, without limitation, the sale of sufficient Shares to procure the payment of the Option Price;

(ii)	the Designated Corporate Officer may decide at any time that the exercise of an Option may be satisfied by the Company:

(a)

arranging for the transfer to the Participant of Shares with a market value equal to the Gain on the date of exercise of the Option (rounded down to the nearest whole Share). The Participant will not be required to make any payment for those Shares; and/or

(b)	making a cash payment to the Participant equal to the Gain on the date of exercise of the Option.

Where an Option is satisfied in the manner described in rule 4.2.2(ii), this will be in full and final satisfaction of the Participant’s rights under their Option.

For the purposes of this rule:

“Gain” means the difference between (i) the market value of a Share on the date of exercise of an Option and (ii) the Option Price, multiplied by the number of Shares in respect of which the Option is being exercised; and

“market value” means such value as the Designated Corporate Officer reasonably determines in their sole and absolute discretion;

(iii)

subject to a valid exercise of the Option, the Company will arrange subject to rule 4.6 for the transfer to, or to the order of, the Participant, of the number of Shares in respect of which the Option is exercised;

(iv)

unless the Designated Corporate Officer determines otherwise, to the extent that an Option has not been exercised by the close of business on the Final Exercise Date, the Company will, unless it has received notice in writing to the contrary and subject to the condition set out below being satisfied, be deemed to have received a valid exercise notice immediately preceding the close of business on the Final Exercise Date, together with a direction to sell sufficient of the Shares transferred on the exercise of the Option to fund any Option Price and any taxation or social security contributions payable. The remaining Shares subject to the Option will be transferred to the Participant in accordance with this rule.

The condition referred to above is that A—B is greater than C, calculated as follows: A equals the expected sale proceeds of the Shares resulting from the exercise of the Option. B equals any costs of any sale (including any Option Price, any actual or estimated liability to taxation, social security contributions and any other related costs in respect of the Option) and C equals the Option Price;

(v)	the Option will lapse to the extent not validly exercised, at the latest, on the close of business on the Final Exercise Date; and

(vi)	if an Option lapses under more than one provision of the rules of the Plan, the provision resulting in the shortest exercise period will prevail.

4.3	Lapse

If any Restricted Share Units or Options lapse under the Plan, they will not be Released and a Participant will have no rights in respect of them.

4.4	Cash alternative

The Company in its absolute discretion may decide to satisfy the Release of Awards, in part or in whole, by paying an equivalent amount in cash (subject to the withholding provisions in rule 4.6). Equivalency will be determined in the sole discretion of the Plan Administrator. In the case of an Option, only the Gain (as defined in rule 4.2.2(ii) above) will be satisfied by paying an equivalent amount in cash.

4.5	ADSs

The Plan Administrator may determine that certain Restricted Share Units and/or Options and their Release will be in respect of ADSs and references in these rules to Shares, Awards and dividends shall be construed accordingly.

4.6	Withholding, deductions and offsets

The Company, any employing company or other Member of the Group or trustee of any employee benefit trust may withhold such amount and make such arrangements as it considers necessary to meet any liability to taxation or social security contributions in respect of Awards or their Release or the transfer of Shares or any change in the rights attaching to them. These arrangements may include the sale of any Shares on behalf of the Participant or the reduction in the number of Shares in respect of which the Award Vests.

In addition, it shall be a condition of the Vesting and/or Release of an Award that the Company, any employing Company or other Member of the Group may deduct from and set off against the Shares (whether payable in cash or Shares and whenever payable) any debt, obligation, liability, or other amount owed by the Participant to a Member of the Group, including but not limited to amounts under an expatriate tax policy (as currently in effect or as amended from time to time), or amounts advanced on behalf of the Participant with respect to employment taxes, as determined in the sole discretion of the Plan Administrator.

5	Malus and clawback

5.1	Application of malus and clawback

Notwithstanding any other rules of the Plan (including, without limitation, rules 7.2, 7.3 and 7.4), the Designated Corporate Officer may decide that malus and/or clawback will apply to an Award if the Designated Corporate Officer has determined that one or more of the following circumstances below (or, in the case of clawback, the circumstances described in rule 5.1.1, 5.1.4, 5.1.6 or 5.1.7) have arisen.

The circumstances are:

5.1.1

the Participant has engaged in conduct (including, but not limited to, a violation of the BP Code of Conduct) which the Designated Corporate Officer considers was contrary to the legitimate expectations of the Company for an employee in the Participant’s position (or the position occupied by the Participant before he left the Group);

5.1.2	results announced for any period have been restated or subsequently appeared materially financially inaccurate or misleading as determined by the Designated Corporate Officer;

5.1.3

a business unit or profit centre in which the Participant worked has made a material financial loss as a result of circumstances that could reasonably have been risk-managed and which leads to or is likely to create reputational damage to the Group;

5.1.4

any team, business area, Member of the Group or profit centre in which the Participant works has been the subject of any regulatory investigation or has been in breach of any laws, rules or codes of conduct applicable to it or the standards reasonably expected of it;

5.1.5

the Designated Corporate Officer determines that material reputational damage has been caused to the Group or any Member of the Group for which the Participant is responsible or accountable and which could have been reasonably avoided or mitigated;

5.1.6

an exceptional event or events occur that have had or may have a material effect on the value or reputation of any Member of the Group (excluding an exceptional event or events which have a material adverse effect on global macroeconomic conditions);

5.1.7

the Company or entities representing a material proportion of the Group become insolvent or otherwise suffer a corporate failure so that Shares in the Company cease to have material value, provided that the Designated Corporate Officer determines, following an appropriate review of accountability, that the Participant should be held responsible (in whole or in part) for that insolvency or failure; and

5.1.8	any other event as a result of which the directors consider that the application of this rule is appropriate.

5.2	Malus

Where the Designated Corporate Officer decides that malus will apply to a Participant:

5.2.1	the Award will lapse or, in the case of owned Shares, will be forfeited, wholly or in part as they may determine; and/or

5.2.2	the Restricted Period for any Award will be extended by such period as he may determine; and/or

5.2.3

if the Award has already Vested but Shares have not yet been Released (because of, for example, any Dealing Restrictions), a reduced number of Shares as determined by the Designated Corporate Officer will be Released to the Participant.

5.3	Clawback

Where the Designated Corporate Officer decides that clawback will apply, the Designated Corporate Officer may decide that the Participant must:

5.3.1	transfer to or to the order of the Company a number of Shares which is equal to (or less than) the number of Shares transferred to them pursuant to the Award; and/or

5.3.2	pay to or to the order of the Company an amount representing the value of the Shares acquired under the Award; and/or

5.3.3	pay to or to the order of the Company an amount equal to any cash payment made to them pursuant to the Award.

In addition, the Designated Corporate Officer may decide that any Award, bonus or other benefit which might have been granted, Vested or paid to the Participant under this or any other arrangement will be reduced, not awarded or not Vest.

5.4	General

5.4.1

For the avoidance of doubt, circumstances described in rule 5.1 can arise even if the Participant was not responsible for the event in question or if it happened before or after the Vesting or grant of the Award.

5.4.2	Malus and/or clawback may be applied differently for different Participants or for different Awards held by the same Participant in relation to the same event.

5.4.3	The Designated Corporate Officer will notify the Participant of any application of malus or clawback.

5.4.4	Without limiting rule 11, the Participant will not be entitled to any compensation in respect of any application of malus or clawback.

5.5	Joining a Competitor Organisation

Where a Participant has ceased to be an employee but has retained his Award as a consequence of rule 7.2 or 7.3 the directors retain the right to lapse his Award or forfeit his owned Shares if, prior to acquiring the Shares, the Participant joins a Competitor Organisation of any Member of the Group within 12 months of ceasing to be an employee. The directors will have the sole discretion to determine the definition of “Competitor Organisation”.

6	Career Breaks

6.1.1

If a Participant is on a Career Break on the date that his Awards would ordinarily Vest under the Plan, then unless the Plan Administrator determines otherwise in any particular case, the Awards will Vest and be Released in accordance with rules 4.1 to 4.6 as soon as practicable after the Plan Administrator determines that the Participant has returned to normal employment at the end of the Career Break and has continued to be in his normal employment for a period of three months from the date of return, and in that period has not given or received notice of termination of employment.

6.1.2

Unless any of the reasons set out in rules 7.2.1, 7.4, 9.1, 9.2 or 9.5 apply, if the Participant ceases to be an employee or director of any Member of the Group before having returned to normal employment at the end of the Career Break or during the three month period referred to in rule 6.1.1, then the Awards will lapse on cessation of employment. If any of the reasons set out in rules 7.2.1 or 7.4 apply, the Awards will Vest and be Released in accordance with rules 4.1 to 4.6 as soon as practicable after cessation of employment. If any of the reasons set out in rules 9.1, 9.2 or 9.5 apply, Awards will Vest and be Released in accordance with those rules.

7	Leaving the Group before the end of the Restricted Period

7.1	General rule on leaving employment

Unless rule 7.2 or 7.4 applies, if a Participant ceases to be an employee or director of a Member of the Group, then all his Awards (whether Vested or not) shall lapse on the date of cessation and he shall not be entitled to any Shares.

7.2	Leaving in exceptional circumstances

Other than when rule 6.1.2 applies, if a Participant ceases to be an employee or director of any Member of the Group before the end of the Restricted Period for any of the reasons set out below, then his Awards do not lapse and will Vest subject to rules 7.2.3 and 7.2.4 below and be Released to the Participant at the end of the Restricted Period in accordance with rules 4 and 7.2.3 unless the Plan Administrator decides that his Awards Vest and be Released before the end of the Restricted Period.

7.2.1	The reasons are:

(i)	termination by the Participant’s employing company as a result of ill-health, injury or disability;

(ii)	the Participant’s employing company ceasing to be under the Control of the Company;

(iii)	a transfer of the undertaking, or the part of the undertaking, in which the Participant works to a person which is not under the Control of either the Company or a Member of the Group;

(iv)	redundancy; or

(v)	any other reason, if the Designated Corporate Officer so decides in any particular case.

7.2.2

The Designated Corporate Officer must exercise any discretion provided for in rule 7.2.1(v) within 80 days after he/she becomes aware of the cessation of the relevant Participant’s employment or office and where the discretion is not exercised in favour of the Participant the Awards will be treated as having lapsed on the date of cessation.

7.2.3

The number of Shares in respect of which an Award Vests under rule 7.2.1 will, unless the Designated Corporate Officer decides otherwise, either be reduced on a pro-rata basis to reflect the portion of the Restricted Period which had not elapsed on the date the Participant ceased to be an employee or director of any Member of the Group or on any other basis as determined by the Designated Corporate Officer.

7.2.4

Rule 7.2.3 will not apply (and so there will be no pro-rata reduction) unless the Designated Corporate Officer decides otherwise where the Participant has ceased to be an employee as a result of ill-health, injury or disability.

7.2.5	An Option which does not lapse when the Participant leaves employment will be exercisable for a period of 12 months from the date of leaving or, if later, the date on which it Vests.

7.3	Leaving after the end of the Restricted Period but before the Release of Awards

Subject to rule 5, if a Participant ceases to be an employee or director of any Member of the Group after the end of the Restricted Period but before the Release of Awards (because of, for example, any Dealing Restrictions), then his Awards will not lapse. In these circumstances, the Awards will still Vest in accordance with rule 4.

7.4	Death

If a Participant dies, his Awards do not lapse but will Vest on the date of death. An Option which Vests under this rule 7.4 will lapse 12 months after the date of Vesting. The Awards will be Released to his personal representative(s) as soon as possible after the date of death. The Designated Corporate Officer will determine the number of Shares to be Released in respect of Awards. For the avoidance of doubt, the Plan Administrator may decide to satisfy such Release in cash calculated in accordance with rule 4.4.

7.5	Meaning of “ceasing to be an employee or director”

For the purposes of this rule 7, a Participant will not be treated as ceasing to be an employee or director of a Member of the Group until he ceases to be an employee or director of any Member of the Group or if he recommences employment with a Member of the Group within seven days of cessation.

8	Variations in share capital, demergers and special distributions

If there is:

(a)	a variation in the equity share capital of the Company, including a capitalisation or rights issue, sub-division, consolidation or reduction of share capital; or

(b)	a demerger (in whatever form) or exempt distribution by virtue of Section 213 of the Income and Corporation Taxes Act 1988; or

(c)	a special dividend or distribution,

the number or class of Shares or securities subject to the Award and (in the case of an Option) the Option Price shall be adjusted in such manner as the Designated Corporate Officer may determine.

9	Takeovers and restructurings

9.1	Takeovers

Where, before the end of the Restricted Period, a person (or a group of persons acting in concert) obtains Control of the Company as a result of making an offer to acquire Shares, Awards will Vest, subject to rules 2.4 and 9.4, on the date the person obtains Control and will be Released to a Participant as soon as practicable thereafter (in the case of Options, subject to valid exercise and payment of any Option Price). The Designated Corporate Officer will determine the number of Shares to be Released in respect of Awards.

9.2	Schemes of arrangement

When, before the end of the Restricted Period, a court sanctions a compromise or arrangement in connection with the acquisition of Shares, Awards will Vest, subject to rules 2.4 and 9.4, on the date of court sanction and will be Released as soon as practicable thereafter (in the case of Options, subject to valid exercise and payment of any Option Price). This rule applies to a court sanction under Section 899 of the Companies Act 2006 or equivalent procedure under local legislation. The Designated Corporate Officer will determine the number of Shares to be Released in respect of Awards.

9.3	Lapse of Options

An Option will be exercisable under rules 9.1 and 9.2 for a period of two months or, if earlier, for a period of six weeks after the date on which a notice to acquire Shares under section 979 of the Companies Act 2006 is first served and will lapse at the end of that period to the extent it has not been exercised or exchanged.

9.4	Exchange

Awards will not Vest under either rule 9.1 or 9.2 but Awards will be exchanged under rule 10 to the extent that:

9.4.1	an offer to exchange the Awards is made and accepted by a Participant; or

9.4.2

the Designated Corporate Officer, with the consent of the Acquiring Company, decides before the person obtains Control (where rule 9.1 applies) or court sanction (where rule 9.2 applies) that the Awards will be automatically exchanged.

9.5	Demergers or other corporate events

9.5.1

If the Designated Corporate Officer becomes aware that the Company is or is expected to be affected by any demerger, distribution (other than an ordinary dividend) or other transaction not falling within rules 9.1 or 9.2 which, in the opinion of the Designated Corporate Officer would affect the current or future value of any Awards, the Designated Corporate Officer may determine that Awards will Vest. The Designated Corporate Officer will determine the number of Shares to be Released and when (in the case of Options, subject to rule 4.2.2).

9.5.2	The Company will notify any Participant who is affected by the Designated Corporate Officer exercising their discretion under this rule.

9.5.3	An Option will be exercisable for a period of two months following Vesting under rule 9.5.1 and will lapse at the end of that period to the extent it has not been exercised.

9.6	Designated Corporate Officer

In this rule 9, “Designated Corporate Officer” means the person who was the Designated Corporate Officer immediately before the change of Control.

9.7	Overseas transfer

If a Participant is transferred to work in another country and, as a result of that transfer he would:

9.7.1	suffer a tax disadvantage in relation to his Awards and/or their Vesting or Release (this being shown to the satisfaction of the Designated Corporate Officer); or

9.7.2

become subject to restrictions on his ability to receive or to hold or deal in the Shares or the proceeds of the sale of the Shares because of the security laws or exchange control laws of the country to which he is transferred, then if the Participant continues to hold an office or employment with a Member of the Group, the Designated Corporate Officer may in exceptional circumstances decide that Awards will Vest and be Released on a date the Designated Corporate Officer chooses before or after the transfer takes effect (in the case of Options, subject to rule 4.2.2). The Vesting and Release of those Shares will be made in respect of the number of Awards the Designated Corporate Officer permits.

An Option will be exercisable for a period of two months following Vesting under this rule 9.7 and will lapse at the end of that period to the extent it has not been exercised.

10	Exchange of Awards

10.1	Timing of exchange

Where Awards are to be exchanged under rules 9.1 and 9.2, the exchange will take place as soon as practicable after the relevant event.

10.2	Exchange terms

Where a Participant is granted new Awards in exchange for existing Awards, the new Awards:

10.2.1	must be equivalent to the existing Awards;

10.2.2	are treated as having been acquired at the same time as the existing Awards and will Vest and be Released in the same manner and at the same time;

10.2.3	are governed by the Plan as if references to Shares were references to the shares in respect of which the new Awards are granted and references to the Company were references to the Acquiring Company;

10.2.4	may provide (at the discretion of the Designated Corporate Officer) that the Vesting and Release of Shares is subject to conditions.

11	Terms of employment

11.1.1	For the purposes of this rule 11, “Employee” means any person who was, is or will be eligible to be a Participant, or contends such eligibility.

11.1.2	This rule applies:

(i)	whether the Company has full discretion in the operation of the Plan, or whether the Company could be regarded as being subject to any obligations in the operation of the Plan;

(ii)	during an Employee’s employment or employment relationship with any Member of the Group; and

(iii)	after the termination of an Employee’s employment or employment relationship, whether the termination is lawful or unlawful.

11.1.3

Nothing in the rules or the operation of the Plan forms part of the contract of employment or employment relationship of an Employee. The rights and obligations arising from the employment relationship between the Employee and the Company or any Member of the Group are separate from, and are not affected by, the Plan. Participation in the Plan does not create any right to, or expectation of, continued employment or a continued employment relationship.

11.1.4	The grant of Awards on a particular basis in any year does not create any right to or expectation of the grant of Awards on the same basis, or at all, in any future year.

11.1.5	The benefit to an Employee of participating in the Plan shall not form any contractual right and shall not be pensionable or benefit-bearing.

11.1.6

No Employee has a right to participate in the Plan, or be considered for participation in it, at a particular level or at all. Participation in one operation of the Plan does not imply any right to participate, or to be considered for participation in any later operation of the Plan.

11.1.7

Without prejudice to an Employee’s right in respect of Awards, including their Vesting or Release, subject to and in accordance with the express terms of the Plan, no Employee has any rights in respect of the exercise or omission to exercise any discretion, or the making or omission to make any decision, relating to the Awards or their Vesting or Release. Any and all discretions, decisions or omissions relating to the Awards or their Vesting or Release may operate to the disadvantage of the Employee, even if this could be regarded as capricious or unreasonable, or could be regarded as in breach of any implied term between the Employee and his employer, including any implied duty of trust and confidence. Any such implied term is excluded and overridden by this rule.

11.1.8	No Employee has any right to compensation for any loss in relation to the Plan, including:

(i)	any loss or reduction of any rights or expectations under the Plan in any circumstances or for any reason (including lawful or unlawful termination of employment or the employment relationship);

(ii)	any exercise of a discretion or a decision taken in relation to Awards or to the Plan, or any failure to exercise a discretion or take a decision;

(iii)	the operation, suspension, termination or amendment of the Plan, or any grant of Awards or their Vesting or Release.

11.1.9

Participation in the Plan is permitted only on the basis that the Participant accepts all the provisions of its rules, including in particular this rule. By participating in the Plan, an Employee waives all rights under the Plan, other than the right to acquire Shares subject to and in accordance with the express terms of the Plan in consideration for, and as a condition of, the grant of Awards under the Plan.

11.1.10

Nothing in this Plan confers any benefit, right or expectation on a person who is not an Employee. No such third party has any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Plan. This does not affect any other right or remedy of a third party which may exist.

11.1.11

Each of the provisions of this rule is entirely separate and independent from each of the other provisions. If any provision is found to be invalid then it will be deemed never to have been part of these rules and to the extent that it is possible to do so, this will not affect the validity or enforceability of any of the remaining provisions.

12	General

12.1	Decisions are final and binding

The decision of the Designated Corporate Officer and where relevant the Plan Administrator on the interpretation of the Plan or in any dispute relating to Awards, including their grant, Vesting and Release, or any matter relating to the Plan will be final and conclusive.

12.2	Documents sent to shareholders

The Company may, if it considers it appropriate, send to Participants copies of any documents or notices normally sent to the holders of its Shares at or around the same time as issuing them to the holders of its Shares.

12.3	Costs

The Company may ask a Participant’s employer to bear the costs in respect of Awards, including their grant, Vesting and Release to that Participant.

12.4	Regulations

The Designated Corporate Officer has the power from time to time to make or vary regulations for the administration and operation of the Plan but these must be consistent with its rules.

12.5	Employee trust

Any Member of the Group may provide money to the trustee of any trust or any other person to enable them or him to purchase Shares to be held for the purposes of the Plan, or enter into any guarantee or indemnity for those purposes, to the extent permitted by Section 682 of the Companies Act 2006.

12.6	Use of information

By participating in the Plan and accepting an Award, the Participant consents to the holding and processing of personal information the Participant provides for all purposes relating to the operation of the Plan in accordance with the applicable privacy statement and the Company’s Fair Processing Notice, as updated from time to time. These purposes include, but are not limited to:

12.6.1	administering and maintaining Participant records;

12.6.2	providing information to Members of the Group, trustees of any employee benefit trust, registrars, brokers, tax advisors appointed by the Company or third party administrators of the Plan; and

12.6.3	providing information to future purchasers or merger partners of the Company, the Participant’s employing company, or the business in which the Participant works.

The basis for any processing of personal information about the Participant under the EU’s General Data Protection Regulation (2016/679) (or any successor laws, including its incorporation into UK law as the UK GDPR) is set out in the applicable privacy statement and the Company’s Fair Processing Notice and is not the consent given under rule 12.6.

The applicable privacy statement and the Company’s Fair Processing Notice also contain details about how the Participant’s personal information is processed and the Participant’s rights in relation to that information. The Participant has a right to review the applicable privacy statement and the Company’s Fair Processing Notice.

12.7	Consents

All transfers of Shares will be subject to any necessary consents under any relevant enactments or regulations for the time being in force in the United Kingdom or elsewhere. The Participant will be responsible for complying with any requirements he needs to fulfil in order to obtain or avoid the necessity for any such consent.

12.8	Share rights

Shares transferred to satisfy Awards will rank equally in all respects with the Shares in issue on the date of transfer.

12.9	Articles of association

Any Shares acquired under the Plan are subject to the articles of association of the Company from time to time in force.

12.10	Notices

12.10.1	Any notice or other document which has to be given to a person who is or will be eligible to be a Participant under or in connection with the Plan may be:

(i)	delivered or sent by post to him at his home address according to the records of his employing company; or

(ii)	sent by e-mail to any e-mail address which according to the records of his employing company is used by him; or

(iii)	posted on the Company’s website;

or in the case of rules 12.10.1(i) or 12.10.1(ii) such other address, for example, work address, which the Plan Administrator considers appropriate.

12.10.2

Any notice or other document which has to be given to the Plan Administrator or other duly appointed agent under or in connection with the Plan may be delivered or sent by post to it at its registered office (or such other place as the Designated Corporate Officer or duly appointed agent may from time to time decide and notify to Participants) or sent by e-mail to any e-mail address notified to the Participant.

Notices sent by post will be deemed to have been given on the second day after the date of posting. However, notices sent by or to a Participant who is working overseas will be deemed to have been given on the seventh day after the date of posting. Notices sent by e-mail, in the absence of evidence to the contrary, will be deemed to have been received on the day after sending.

13	Changing the Plan and termination

13.1	Designated Corporate Officer’s powers

Subject to rule 13.2, the Designated Corporate Officer may at any time change the Plan in any way.

13.2	New issue and treasury shares

Except with prior shareholder approval, the Designated Corporate Officer must not amend the Plan to allow Awards to be settled with new issue or treasury Shares.

13.3	Notice

The Plan Administrator may give written notice of any changes made to any Participant affected.

13.4	National provisions

Notwithstanding any other provision of the Plan, but subject always to rules 13.1 and 13.2, the Company may amend or add to the provisions of the Plan it considers necessary or desirable to take account of, or to mitigate, or to comply with relevant overseas laws including but not limited to taxation, securities or exchange control laws, provided that the terms of Awards granted to such Participants are not more favourable overall than the terms of Awards granted to other Participants.

13.5	Termination

The Designated Corporate Officer may terminate the Plan at any time. However, Awards granted before such termination will continue to be valid and will Vest and be Released as described in these rules.

14	Governing law and jurisdiction

English law governs the Plan. The English courts have exclusive jurisdiction in respect of disputes arising under or in connection with the Plan and Awards, including their grant, Vesting and Release unless the Designated Corporate Officer determines otherwise, in which case proceedings may be taken in any other court of competent jurisdiction.

Schedule 1

US Schedule

This United States (“US”) Schedule has been adopted by the Company pursuant to rule 13.4 of the Plan and shall vary the terms of the Plan (including Schedule 2) (and any other related documents) accordingly for all US Participants. For the purposes of this Schedule 1, a “US Participant” means a Participant who is:

(i)	a US citizen;

(ii)	a US permanent resident (as may be evidenced by a so-called “green card” and/or participation in a US tax-qualified pension plan sponsored by a Member of the Group);

(iii)	a non-US citizen who is posted to the United States as of a Vesting Date and who is (or expected to become) subject to US taxation as a resident alien; or

(iv)

a non-US citizen to the extent that he or she is or becomes subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), with regard to a grant, Vesting or Release of Awards, including a non-resident alien taxpayer, with respect to some portion of a grant, Vesting or Release of Awards that is deemed to be income from a US source.

Rule 1, definition of “Career Break”, shall be varied by adding the following:

For US Participants, a Career Break shall only be recognized for purposes of this Plan if the Participant is reasonably expected to return to work with the Company after the expiration of the break and such break is approved by the Company in advance of the break’s onset. The maximum recognized period for a Career Break for US Participants will be six (6) months (or such longer period if the Participant has a legal or contractual right to return to work with the company immediately following the expiration of the break), with a voluntary termination of employment considered to have taken place for purposes of the Plan for any such longer period, as determined in accordance with Section 409A of the Code.

Rule 1 shall be varied by deleting the definition of “Control” and adding the following definition of “Change of Control”:

“Change of Control”for US Participants shall mean a change in the ownership of the Company, change in effective control of the Company or change in the ownership of a substantial portion of the Company’s assets, as such phrases are specifically defined by United States Treasury Regulations Section 1.409A-3(i)(5)(v), (vi) and (vii), as applicable to the terms herein and as may hereafter be amended.

Rule 1 shall be varied by deleting the definition of “Option Price” and adding the following definition of “Option Price”:

“Option Price” means the amount payable for each Share on the exercise of an Option, which shall not be any less than the fair market value of the option on the Grant Date.

Rule 3 shall be varied by adding the following as Rule 3.5:

Notwithstanding anything in the Plan rules to the contrary, and consistent with rule 15.1 of this US Schedule, this Plan shall not be considered a “funded” plan within the meaning of Section 409A of the Code, and any procurement of Shares to accomplish a transfer of Shares to US Participants shall be done in such a manner consistent with rule 15.1 below.

Rule 4.2.2(ii) shall be varied by adding the following:

Rule 4.2.2(ii) is not intended to be applied to a US Participant. If applicable non-US law requires the general application of rule 4.2.2(ii) to a US Participant, it will be applied in manner consistent with Section 409A of the Code.

Rule 4.4 shall be varied by adding the following:

Rule 4.4 is not intended to be applied to a US Participant. If applicable non-US law requires the general application of rule 4.4 to a US Participant, it will be applied in manner consistent with Section 409A of the Code.

Rule 4.6 shall be varied by adding the following:

Notwithstanding anything in the Plan rules to the contrary, any right of the Company, the Plan Administrator, the Designated Corporate Officer, any employing Company or any other entity to deduct from and set off against the Award any debt, obligation, liability or other amount owed by the US Participant to a Member of the Group, shall be subject to limitations imposed by Section 409A of the Code.

Rule 4 shall be varied by adding the following as rule 4.7:

Notwithstanding anything contained in the Plan rules to the contrary, no transfer of Shares or payment pursuant to this Plan may be made later than 2 1⁄2 (two and a half) months after the end of the Restricted Period.

Rule 6 shall be varied by adding the following:

Rule 6 is not intended to be applied to a Participant who is considered a US Participant based on his status as a US citizen or a US permanent resident and who is employed by a Member of the Group located in the United States. If applicable non-US law requires the general application of rule 6 to any US Participant, rule 6 will be applied in a manner consistent with the provisions of rule 7.2 of this US Schedule.

Rule 7.2 shall be replaced in its entirety to read as follows:

7.2	Leaving in exceptional circumstances

If a US Participant ceases to be employed by any Member of the Group before the end of the Restricted Period for any of the reasons set out below, his Awards do not lapse and will Vest and be Released after the end of the Restricted Period. The reasons are:

(1) Disability. For the purposes of this rule, a US Participant will be considered disabled if he is (A) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months; or (B) by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 (three) months under an accident and health plan covering employees of a Member of the Group; or (C) otherwise disabled within the meaning of the Code; or

(2) A US Participant’s involuntary termination of employment with any Member of the Group, other than due to such Participant’s conduct or performance. For avoidance of doubt, the following circumstances will be considered an involuntary termination of employment: (A) termination of a US Participant’s employment by his or her employer, or a termination considered by the Designated Corporate Officer to have been initiated by the US Participant’s employer, in both cases where the termination is not based on the US Participant’s conduct or performance; (B) a US Participant’s employing Member of the Group ceasing to be under the Control of the Company or (C) a sale of assets or other transaction resulting in the loss of the US Participant’s employment with any Member of the Group. In no event will a resignation be considered an involuntary termination of employment, regardless of whether the US Participant experienced a change in duties or work location resulting in his resignation.

(3) If a US Participant’s termination of employment occurs by mutual agreement between the Participant and the Company to an agreed and planned exit date, the Designated Corporate Officer may in his sole discretion permit the Award to continue to Vest according to its original terms.

Rules 7.2.3 and 7.2.5 shall remain as stated in the Plan rules.

Rule 7.4 shall be varied by replacing the final sentence with the following:

Unless the grant document states otherwise, the Shares will in all circumstances be delivered within 90 days after the date of the Participant’s death.

Rule 8 shall be varied by adding the following phrase at the end:

“…, which shall not be less than the applicable fair market price.”

Rule 9.1 shall be varied by adding the following:

Rule 9.1 will only apply when the Change of Control or corporate event described therein constitutes a Change of Control as defined in this US Schedule. As well, and notwithstanding anything in the Plan rules to the contrary, the transfer of Shares upon Vesting shall be accomplished no later than 90 days after such corporate event.

Rule 9.4 shall be varied by adding the following:

Rule 9.4 is not intended to be applied to a US Participant.

Rule 9.6 shall be varied by adding the following:

The use of the term “change of Control” shall be changed to read “Change of Control”, as defined in this US Schedule.

Rule 9.7 shall be varied by adding the following:

Rule 9.7 is not intended to be applied to a US Participant.

The following shall be added as rule 15

15	US Tax Compliance and Deferrals

15.1	Compliance with Section 409A and Other Applicable Laws

Notwithstanding any provision of the Plan to the contrary, the Plan is intended to comply with the requirements of Section 409A of the Code with respect to US Participants. Accordingly, all provisions herein, or incorporated by reference, shall be construed and interpreted to comply with Section 409A of the Code to the extent required. Notwithstanding any provision of the Plan to the contrary, if a US Participant is a “specified employee” within the meaning of Section 409A of the Code at the time of separation from service, to the extent necessary to comply with Section 409A of the Code, any payment required under this Plan shall be held for delayed payment and shall be distributed on or immediately after the date which is 6 (six) months after the date of the Participant’s separation from service, or death if earlier. In no event may the US Participant, directly or indirectly, designate the calendar year of a payment. Notwithstanding any provision of this Plan to the contrary, this Plan shall also be unfunded for the purposes of Section 409A of the Code.

Notwithstanding any provision of this Plan to the contrary, the Designated Corporate Officer may amend or terminate the grant, Vesting and/or Release of Awards under this Plan at any time and without prior notice if the Designated Corporate Officer determines in its sole discretion that such action is necessary or advisable to avoid or mitigate potential non-compliance with applicable law or if compliance would create unreasonable administrative burdens. If the terms of a grant, Vesting or Release of an Award are amended or terminated, the Company is under no obligation to provide any consideration or remuneration in lieu of the grant, Vesting and/or Release of the Award.

All taxes, penalties, or interest imposed on any Participant due to any failure to comply with Section 409A of the Code or other tax rule shall be the Participant’s responsibility and no Member of the Group shall have any obligation to keep the Participant whole.

Schedule 2

Restricted Cash Units

1	Rules

The rules of the Reinvent bp Plan (B) (the “Plan”) will apply to grants made under this Schedule 2, as modified by the terms of this Schedule 2 and (to the extent necessary) as modified by Schedule 1.

2	Definitions

“Restricted Cash Units” means a conditional entitlement to a payment of cash as described in paragraph 3 of this Schedule 2;

“Unrestricted Cash Units” means an unconditional entitlement to a payment of cash as described in paragraph 6 of this Schedule 2.

3	Restricted Cash Units

Restricted Share Units will be referred to for the purposes of this Schedule 2 as Restricted Cash Units. Any Restricted Cash Units granted under this Schedule 2 will give Participants a right to receive a cash sum only. No Shares may be transferred in satisfaction of grants under this Schedule 2 and references to Restricted Share Units, Vesting and Release shall be construed accordingly.

4	No rights as shareholders

As a result only of their participation under this Schedule 2, Participants will have no rights as shareholders of the Company and no rights to acquire Shares.

5	Payments of cash

Subject to paragraph 6 of this Schedule 2, after the end of the Restricted Period for grants made under this Schedule 2 (and once any determinations are made under rule 4.2 of the Plan, if applicable) the Plan Administrator will determine the number of Shares which would have Vested had a grant of Restricted Share Units been made rather than a grant of Restricted Cash Units and shall make a cash payment to the Participant in accordance with rule 4.4 of the Plan.

6	Grant of Unrestricted Cash Units

6.1

The Plan Administrator may decide at any time after the end of the Restricted Period for grants made under this Schedule 2 (and once any determinations are made under rule 4.2 of the Plan, if applicable) that a Participant will be granted Unrestricted Cash Units rather than made a cash payment in accordance with paragraph 5 of this Schedule 2.

6.2

A grant of Unrestricted Cash Units will represent the number of Shares which would have Vested had a grant of Restricted Share Units been made rather than a grant of Restricted Cash Units. Unrestricted Cash Units will give Participants a right to receive a cash sum only.

6.3

Where a dividend is paid on a Share, the Plan Administrator may, in his absolute discretion, adjust the number of Unrestricted Cash Units held by a Participant or take any other such action which it deems appropriate.

6.4

A Participant may at any time direct the Company to make him a cash payment in respect of all or part of his Unrestricted Cash Units. The direction will be in such form as the Company may decide. The payment will be made as soon as practicable after receipt of the direction.

6.5

The cash payment to be made under paragraph 6.4 of this Schedule 2 will be calculated by multiplying the number of Unrestricted Cash Units in respect of which the direction is made by the market value of a Share (as determined by the Designated Corporate Officer) on a date to be determined by the Plan Administrator on the basis of one Share for each Unrestricted Cash Unit.

6.6	The Plan Administrator may determine a minimum number of Unrestricted Cash Units that a direction may be made in respect of.

6.7

Where a Participant ceases to be employed by a Member of the Group, he shall be treated as having made a direction as set out in paragraph 6.4 of this Schedule 2 on the date on which he ceases to be an employee.

6.8	Rule 4.6 of the Plan will apply in relation to any payments made under paragraph 6 of this Schedule 2.